Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of an advertisement issued by Epicor Software Corporation on December 12, 2003.

Epicor Announces Offer Price for Public Offer for all Shares in

Scala Business Solutions

Further to the press release of November 14, 2003 in which Epicor Software Corporation (“Epicor”) and Scala Business Solutions N.V. (“Scala”) announced that the expectation was justified that they would reach an agreement on a merger by way of a public offer by Epicor for all issued and outstanding ordinary shares of Scala, Epicor and Scala hereby announce, pursuant to article 9(g) sub section 1a of the Decree on the Supervision of the Securities Trade 1995 (Bte 1995) (the “Decree”), that the offer price will consist of a cash price of US$1.8230 per Scala share plus 0.1795 shares of Epicor’s common stock, subject to adjustment as described below.

The Epicor common stock component of the transaction is subject to a 20% downwards protection for the shareholders of Scala. Any decrease in the value of the common stock of Epicor below a floor of US$10.21 per share (Epicor’s stock price on November 13, 2003) during the 10 trading day period, ending 2 full NASDAQ trading days prior to the day on which the tender period ends (the “Tender Closing Date”), will be compensated in cash by an increase in the offer price up to US$ 0.3665 per Scala share.

Epicor intends to make an offering memorandum (biedingsbericht) publicly available in early January 2004. The start of the tender period is furthermore subject to the filing of Epicor’s registration statement pursuant to the U.S. Securities Act of 1933. Epicor aims to complete the public offer before the end of February 2004.

The aforementioned registration statement will not be a prospectus as referred to in article 3 paragraph 2 sub b of the Act on the Supervision of the Dutch Securities Trade (Wte 1995) (the “Act”). Epicor has requested dispensation of the Netherlands Authority for the Financial Markets (AFM) (the “AFM) in respect of the requirement pursuant to article 3 paragraph 2 sub b of the Act.

Completion of Epicor’s offer is conditional upon satisfaction of the following conditions on the Tender Closing Date:

(1)	such number of Scala shares are tendered as, together with Scala shares, directly or indirectly, held by Epicor for its own account at the Tender Closing Date, represent at least 95% of the issued and outstanding Scala shares at the Tender Closing Date;

(2)	no third party has obtained the right to acquire or will have agreed to acquire or take up Scala shares to be issued by Scala or agreed to acquire a substantial part of the assets or business of Scala or Scala’s group companies;

(3)	the Scala Managing Board and the Scala Supervisory Board have not revoked their unanimous favorable recommendation of the offer;

(4)	all regulatory approvals necessary for the offer have been obtained prior to the Tender Closing Date;

(5)	the offer has not been rendered impossible in part or in whole or materially adversely affected by any decisions of competent courts or authorities;

(6)	prior to the Tender Closing Date there have been no material facts or circumstances which were not known to Epicor as of the date of this announcement (including, but not limited to, national and/or international extraordinary developments in financial, political and/or economic circumstances) and which would be of such a very significant impact on the value of the business of Scala that Epicor could not reasonably be expected to declare the offer unconditional;

(7)	no event has occurred and is continuing which (i) makes it illegal or otherwise prohibits Epicor from declaring the offer unconditional in accordance with the merger protocol among Epicor and Scala or from accepting the Scala shares tendered under the offer, (ii) imposes material limitations on Epicor’s ability to acquire, hold or exercise full rights of ownership of the Scala shares tendered under the offer, or (iii) requires divestiture by Epicor or any of its subsidiaries of any Scala shares or of any part of Epicor’s business or the business of Scala;

(8)	Scala has not breached the merger protocol among Scala and Epicor in a material respect relevant to Epicor’s determination to declare the offer unconditional;

(9)	Prior to the Tender Closing Date, no notification has been received from the AFM that the offer has been made in conflict with Chapter IIa of the Act in which case the securities institutions, pursuant to section 32a of the Decree, would not be allowed to co-operate with the settlement of the offer and Euronext has not suspended and continued to suspend the listing of the Scala Shares on the Official Segment of the stock market of Euronext Amsterdam N.V.; and

(10)	Epicor’s registration statement to register the shares of common stock in the US exchange offer has been declared effective under the U.S. Securities Act of 1933, as amended, and is not subject of any stop orders or proceedings seeking a stop order.

Other than the 1st, the 9th and the 10th condition and the part under (i) of the 7th condition, Epicor may unilaterally, in its sole discretion, waive in whole or in part any of the above conditions to the extent such conditions are not satisfied on or before the Tender Closing Date.

With respect to the 1st condition, Epicor may waive such condition provided that the number of Scala shares tendered under the Offer represents at least 80% of the issued and outstanding share capital of Scala at the Tender Closing Date. If such condition cannot be waived by Epicor because the number of tendered Scala shares is less than such amount, Epicor will consult with Scala and may mutually agree with Scala to decrease the number of Scala shares required to be tendered to satisfy such condition and/or extend the tender period for a mutually agreed number of days.

With respect to the 4th and 10th condition, if either such conditions have not been satisfied on the Tender Closing Date, Epicor may unilaterally extend the date for fulfillment of such conditions for up to 60 days provided that all other conditions have been satisfied or waived on the Tender Closing Date. Except as provided in the preceding paragraph with respect to the 1st condition, if the conditions to the Offer listed above (other than the 4th and the 10th condition as described in the preceding sentence) are not satisfied, or waived by Epicor on the Tender Closing Date, the Tender Period may only be extended by mutual agreement of Scala and Epicor.

Epicor and Scala issued a press release today concerning the public offer, which press release, together with the press release of November 14, 2003, have been made available on the companies’ respective websites, www.epicor.com or www.scala.net.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The registration statement will made available to Scala shareholders and the shareholders of Scala are urged to read the offering memorandum and the registration statement and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and shareholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate website at www.epicor.com/company/investor/.